UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Garrett Motion Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

366505105
(CUSIP Number)

Daniel Altabef Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416 (612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	366505105

1.	NAME OF REPORTING PERSON Whitebox Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 750,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 750,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No.	366505105

1.	NAME OF REPORTING PERSON Whitebox General Partner LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 750,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 750,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	366505105

1.	NAME OF REPORTING PERSON Whitebox Multi-Strategy Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 750,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 750,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.001 par value per share (the “Common Stock”) of Garrett Motion Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is La Pièce 16, Rolle, Switzerland, 1180.

Item 2. Identity and Background

(a), (f) This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company (“WA”), (ii) Whitebox General Partner LLC, a Delaware limited liability company (“WB GP”), (iii) Whitebox Multi-Strategy Partners, LP, a Cayman Islands exempted limited partnership ("WMP"), and (iv) the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, the names and citizenship of which are set forth in Exhibit 2 and Exhibit 3, respectively (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b) The principal business address for each of WA and WB GP is 3033 Excelsior Boulevard, Suite 500, Minneapolis, Minnesota 55416.

The principal business address for WMP is c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108 Cayman Islands.

The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit 2 and Exhibit 3, respectively.

(c) WA manages and advises private investment funds, including WMP.

WB GP serves as general partner of private investment funds, including WMP.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funding for the purchase of the Common Stock held by the Reporting Person was the general working capital of WMP.

Item 4. Purpose of Transaction.

On October 20, 2020, WA, acting on behalf of WMP, and other Issuer shareholders (the “Other Shareholders” and, together with WMP, the “Shareholder Parties”), Oaktree Capital Management, L.P. (“Oaktree”), Centerbridge Partners, L.P., (“Centerbridge” and, together with Oaktree and the Shareholder Parties, the “Equity Commitment Parties”) and Honeywell International Inc. (“Honeywell”) entered into the Amended and Restated Coordination Agreement (including the term sheet attached thereto, the “A&R Coordination Agreement”) in anticipation of submitting an alternative proposal for a plan of reorganization (the “Proposed Plan”) to the Issuer. The A&R Coordination Agreement amended and restated a similar agreement entered into by Oaktree, Centerbridge and Honeywell announced on October 16, 2020.

Under the A&R Coordination Agreement, among other things, the Equity Commitment Parties agreed to backstop the issuance of, or otherwise commit to purchase, $1,050.0 million of new shares of Convertible Series A Preferred Stock (the “Convertible Series A Preferred Stock”) of the reorganized Issuer. The restructuring transactions contemplated by the A&R Coordination Agreement provide for the treatment of claims against the Issuer and its subsidiaries, and a rights offering in which all holders of Common Stock will receive subscription rights to purchase additional shares of Convertible Series A Preferred Stock at a purchase price of up to $100.0 million in the aggregate in cash pursuant to the terms and conditions therein. Under the A&R Coordination Agreement, among other things, the Shareholder Parties agreed not to dispose of any ownership, including any Beneficial Ownership (as defined in SEC Rule 13d-3) in any interests in the Debtors (as defined therein) unless the A&R Coordination Agreement is terminated with respect to the Shareholder Parties and such termination is disclosed in an amendment to their respective Schedule 13Ds. The A&R Coordination Agreement may be terminated by Shareholder Parties holding at least 60% of the commitments to purchase Convertible Series A Preferred Stock held by the Shareholder Parties following the occurrence of certain events set forth therein.

The Proposed Plan has not been approved by the Issuer and is subject to milestones and conditions that may not occur or be satisfied. As such, there is no assurance that the Proposed Plan will be completed on the terms set forth in the A&R Coordination Agreement, or at all. The foregoing description of the A&R Coordination Agreement is qualified in its entirety by the terms and conditions of the A&R Coordination Agreement, which is filed as Exhibit 5 hereto.

The Shareholder Parties by themselves or with the Equity Commitment Parties (to the extent they own Common Stock) may be deemed to constitute a group for purposes of Rule 13d-3 under the Act. This filing should not be construed to be an admission that any of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Exchange Act.

The Reporting Persons anticipate that the other Equity Commitment Parties may file separate statements of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Exchange Act containing their required information. The Reporting Persons assume no responsibility for the information contained in any filings by any other person. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by any other person except to the extent of their pecuniary interest therein. Based on information provided by the other Equity Commitment Parties, the Reporting Persons believe that the Equity Commitment Parties beneficially own in the aggregate 48.6% of the outstanding Common Stock as of the date of this Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock, developments affecting the Issuer and the Chapter 11 case and other factors deemed relevant, subject to the terms of the A&R Coordination Agreement, the Reporting Persons may increase or decrease the size of their investment in the Issuer, pursue changes in the composition of the Issuer’s Board of Directors or propose or take one or more other actions that relate to or would result in any matter referred in items (a) through (j) of Item 4 of Schedule 13D, alone or with others. The Reporting Persons reserve the right, subject to the terms of the A&R Coordination Agreement, to act independently and without respect to the other Equity Commitment Parties, to change their plans or proposals at any time, and to take any action as they deem appropriate, either alone or with others, in their sole discretion at any time, including with respect to any matter set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a, b) The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

The aggregate beneficial ownership percentage of the Issuer’s outstanding Common Stock reported by each Reporting Person is based upon a total of 75,635,938 shares of Common Stock outstanding as of July 27, 2020, as reported by the Issuer in its Form 10-Q filed on July 30, 2020.

As of the date hereof, WA may be deemed to be the beneficial owner of 750,000 shares of Common Stock, constituting 1.0% of the Issuer’s shares of Common Stock.

WA has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 750,000 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 750,000 shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 750,000 shares of Common Stock, constituting 1.0% of the Issuer’s shares of Common Stock.

WB GP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 750,000 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 750,000 shares.

As of the date hereof, WMP may be deemed to be the beneficial owner of 750,000 shares of Common Stock, constituting 1.0% of the Issuer’s shares of Common Stock.

WMP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 750,000 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 750,000 shares.

(c) The transactions in the shares of Common Stock by the Reporting Persons in the past 60 days are set forth in Exhibit 4.

(d) The shares of Common Stock are directly owned by WMP and may be deemed to be beneficially owned by WA by virtue of its role as the investment manager of WMP and WB GP by virtue of its role as the general partner of WMP.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 4 of this Schedule 13D is incorporated herein by reference.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on October 30, 2020 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated October 30, 2020, between Whitebox Advisors LLC and Whitebox General Partner LLC.
Exhibit 2:	Executive Officers and Board of Managers of Whitebox Advisors LLC
Exhibit 3:	Board Members of Whitebox General Partner LLC
Exhibit 4:	Schedule of Transactions by the Reporting Persons
Exhibit 5:	Amended and Restated Coordination Agreement, dated October 20, 2020, by and among the parties identified therein (incorporated by reference to Exhibit II to Centerbridge Credit Partners Master, L.P.’s Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on October 21, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2020

Whitebox Advisors LLC

By:	/s/ Daniel Altabef Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox General Partner LLC

By:	/s/ Daniel Altabef Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox Multi-Strategy Partners, L.P.

By: Whitebox General Partner LLC

By:	/s/ Daniel Altabef Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D and any amendments thereto relating to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Garrett Motion Inc., a company incorporated under the laws of Delaware. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Date: October 30, 2020

Whitebox Advisors LLC

By:	/s/ Daniel Altabef Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox General Partner LLC

By:	/s/ Daniel Altabef Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Whitebox Multi-Strategy Partners, L.P.

By: Whitebox General Partner LLC

By:	/s/ Daniel Altabef Daniel Altabef Whitebox Advisors LLC General Counsel—Regulatory Affairs & Compliance

Exhibit 2

EXECUTIVE OFFICERS AND BOARD OF MANAGERS OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors, LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee and Board member Whitebox Advisors LLC	USA
Chris Hardy	280 Park Ave Suite 43W New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee and Board member Whitebox Advisors LLC	USA
Robert Riepe	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Special Situations and Restructuring and Board member Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Structured Credit and Board member Whitebox Advisors LLC	USA
Muqu Karim	280 Park Ave Suite 43W New York, NY 10017	Chief Operating Officer Whitebox Advisors LLC	USA

Exhibit 3

BOARD MEMBERS OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Special Situations and Restructuring Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 500 Minneapolis, MN 55416	Partner, Head of Structured Credit Whitebox Advisors LLC	USA

Exhibit 4

SCHEDULE OF TRANSACTIONS BY THE REPORTING PERSONS

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
9/23/2020	Common Stock	100,000	N/A	$1.7300
9/24/2020	Common Stock	150,000	N/A	$1.3980
9/25/2020	Common Stock	140,300	N/A	$1.7070
9/28/2020	Common Stock	155,000	N/A	$1.9800
9/29/2020	Common Stock	77,400	N/A	$2.3690
9/30/2020	Common Stock	127,300	N/A	$3.3410